Exhibit 8.1

LIST OF SUBSIDIARIES

The following table sets forth our material subsidiaries, all of which are wholly owned, directly or indirectly, with the exception of ALD Software Ltd, of which we own 98.63%.

Name of Subsidiary	Jurisdiction of Organization
HUB Cyber Security TLV Ltd.	Israel
ALD Manpower Solutions Ltd.	Israel
ALD College Ltd	Israel
Qpoint Solutions Ltd	Israel
Sensecom Consulting & Project Management Ltd	Israel
Comsec Ltd.	Israel
Comsec International Information Security B.V	The Netherlands
BlackSwan Technologies, Inc.	Delaware, United States
BlackSwan Technologies GmbH	Germany